October 22, 2018

United Stated Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attn.: Jay Ingram, Legal Branch Chief, Office of Manufacturing and Construction

Re:	ToughBuilt Industries, Inc.
Amendment No. 4 to Registration Statement on Form S-1 Submitted October 10, 2018
File No. 226104

Dear Mr. Ingram:

Toughbuilt Industries, Inc. (the “Company”) hereby submits a response to comments made by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated October 10, 2018 (the “Comment Letter”) relating to the Registration Statement on Form S-1 referenced above.

The Company’s responses are numbered (unbolded) to correspond to the Staff’s comments (which are bolded) and are filed in conjunction with the filing of Amendment No. 4 to the Company’s Form S-1 (the “Form S-1”). For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately beneath each such comment.

1. We note your registration statement covers the offer and sale of up to $5,163,856 of securities to be issued upon conversion of outstanding debentures. Although you do not identify the holder of the debenture in your prospectus, we presume the holder is Hillair Capital Investments LP and that the debenture you reference is the Senior Secured Convertible Debenture you issued to Hillair on or about October 17, 2016, as amended and restated thereafter. Because the convertible debenture is immediately exercisable into common stock, i.e., within a year of issuance, you appear to have commenced this transaction privately, on or about October 17, 2016 when you issued the convertible debenture to Hillair. Please note that a transaction commenced privately cannot be converted to a registered offering. Please refer to Question 134.02 of our Securities Act Sections Compliance and Disclosure Interpretations and remove this component of your offering.

We confirm that we have removed this component from the offering, and Hillair Capital and HSPL will not be receiving registered securities in the offering.

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (800) 288-4695 or our counsel Jolie Kahn at (516) 222-2230.

Very truly yours,

/s/ Michael Panosian
Chief Executive Officer